Uche D. Ndumele 212.536.4802 Fax: 212.536.3901 undumele@klng.com
September 28, 2006

By EDGAR Transmission and by Courier

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-4561
Mail Stop 4561

Re:	Enigma Software Group, Inc. Registration Statement on Form SB-2 Filed on July 25, 2006 File No. 333-136005

Form 10-KSB for fiscal year ended December 31, 2005
Filed April 10, 2006

Forms 10-QSB for fiscal quarters ended March 31, and June 30, 2006
Filed May 10, and August 9, 2006, respectively
File No. 0-50561

On behalf of Engima Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 21, 2006, regarding the above referenced Forms SB-2, 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

General

1.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that a transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response: The Company believes that this transaction is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). The following sets forth the basis for our conclusion.

On June 27, 2006, the Board of Directors (“Board”) of the Company approved the transaction with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (Collectively, “Dutchess”) based on its judgment that the aggregate purchase price for the debentures (the “Debentures”) and warrants (the “Warrants”) represented valuable and sufficient consideration for the Debentures and Warrants. The Dutchess financing was a negotiated arms length transaction between the Company and Dutchess, and both parties had equal bargaining power and discretion to enter into the transaction.

Dutchess is not an affiliate of the Company. Pursuant to Rule 10A-3 of the Rules and Regulations under the Securities Exchange Act of 1934, an affiliate is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The definition further states that “a person will be deemed not to be in control of a specified person for purposes of this section if the person: is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and is not an executive officer of the specified person.” Pursuant to the Debenture Agreement between Dutchess and the Company, Dutchess has a limitation on the amount of common stock it can beneficially own and convert. Dutchess may not convert the shares issuable upon conversion of the Debenture, into a number of shares that would exceed 4.99% of the number of shares of Company’s outstanding common stock. Pursuant to the Warrant Agreement between Dutchess and the Company, Dutchess may not exercise any amount of the Warrant that would result in beneficial ownership by Dutchess of more than 9.9% of the outstanding shares of common stock of the Company. At no time may Dutchess exercise 9.9% of the Warrants and convert 4.99% of the Debentures for a total equity percentage of 15%, pursuant to the financing documents. Furthermore, pursuant to the financing documents, Dutchess is prohibited from converting Debentures or exercising Warrants in an amount more than 9.9%. In addition, Dutchess does not have the authority to appoint any member to the Board, nor control any of the Board’s decisions or policies.

Also, in connection with the Dutchess financing, the Board agreed to enter into a Share Exchange Agreement with two shareholders who are both directors and officers of the Company (the “Share Exchange Agreement”), Colorado Stark and Alvin Estevez. Pursuant to the Share Exchange Agreement, Stark and Estevez, who owned an aggregate of 12,052,001 shares of the Company’s common stock, agreed to return their holdings of common stock to the Company in exchange for 7,433,988 shares of preferred stock of the Company. Their preferred stock has a conversion feature that maintains voting control over the Company of Stark and Estevez, in response to the conversion of the Dutchess Debentures and the exercise of the Dutchess Warrants.

Specifically, the number of shares issuable upon conversion of the preferred stock, issued as an anti-dilutive device to Messrs. Stark and Alvin Estevez, work in tandem with the number of shares issuable upon conversion of the Debentures and exercise of the Warrants. The minimum amount of dilution to be experienced by Messrs. Stark and Estevez from their original holdings of common stock, at a combined holding of 74.2% of the outstanding common stock, due to conversion of the Debentures and issuance of stock from the exercise of Warrants, is 15% (the “Protected Conversion Feature”). Conversion of the Preferred Stock would result in the issuance of 106,199,832 shares of common stock, assuming issuance of 43,000,000 shares to Dutchess upon conversion of 100% of their Debentures and issuance of 15,000,000 shares to Dutchess, upon exercise of 100% of their Warrants. As a result of the Protected Conversion Feature, Messrs. Stark and Estevez retain control over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future. This concentrated control further limits the ability of Dutchess to influence the Company and prevents them from being an affiliate of the Company.

We acknowledge that there is a significant amount of shares being registered to be sold on a delayed basis in the Company’s Form SB-2 Registration Statement. However, we do not believe that such fact should be the sole determinant as to whether or not this is a primary offering rather than a secondary offering. In reviewing all of the facts above, especially in light of the Protective Conversion Feature, we believe it is appropriate to allow the transaction to be eligible under Rule 415(a)(1)(i).

2.
Please be advised that the correct file number for your Exchange Act reports is 0-50561, effective January 29, 2004, which was the filing date of your Form 8-A. We note that you continue to use the incorrect file number on the cover page of your periodic reports. See General Instruction A.(d)(1) to Form 8-A. Please confirm your understanding and provide us with a representation that you will conform your disclosure in future filings.

Response:	The Company hereby represents that in all future filings it will reference the correct file number, 0-50561.

Cover Page

3.	Please identify the two Dutchess Private Equities selling shareholder entities on the cover page.

Response:	The Company has revised the disclosure as requested. Please see page 1.

4.
You indicate on the cover page that the registration statement relates to the issuance of up to 58 million shares of common stock, but your filing appears to concern the resales of shares that underlie debentures. It appears that the offering of the shares underlying the debentures was commenced in reliance upon an exemption and will be completed in reliance upon an exemption. Please revise to state clearly that the prospectus relates to resales by Dutchess.

Response:	The Company has revised the disclosure as requested. Please see page 1.

5.
Consistent with the text on page 5, state that the selling shareholders may sell their shares from time to time at prevailing market prices. If the price may be established in a different manner, include a brief statement that alerts investors of this and where the detailed information concerning that matter may be found.

Response:	The Company has revised the disclosure as requested. Please see page 1.

6.	Consider including the last reported sale price for your common stock as of the most recent practicable date.

Response:	The Company has revised the disclosure as requested. Please see page 1.

Summary, page 5

7.
Please provide support for your statement that your product SpyHunter is “well known in the desktop protection field.” At page 15 and elsewhere you indicate that the revenue stream from this product is decaying. You also state that the historical source of your revenues-license sales from SpyHunter-could be phased out entirely by 2007 or 2008. It appears this information should be initially conveyed in the summary.

Response:	The Company has revised the disclosure as requested. Please see pages 3-4.

8.
The summary should be limited to key aspects of the offering and should not contain detailed information, which should be contained in the body of the prospectus. See Item 503(a) of Regulation S-B. Revise the summary to limit it to the key aspects of the company and the offering. For example, the aggregate amount of revenues you have received from the sale of your products and that you recognized virtually all of those revenues in one period appears to warrant prominent discussion in the summary: Investors should be informed of the uneven financial results and understand the fundamental reasons for these fluctuations from a reading of the summary. In contrast, information regarding the fluctuation in number of employees, may be too detailed for the summary. If you consider this to be key and essential to your summary, provide concise contextual information that will allow investors to understand why.

Response:	The Company has revised the disclosure as requested. Please see page 5.

9.
Prominently disclose the substantial percentage discount that Dutchess will receive from market prices prevailing at the time of the conversion when it converts the indebtedness to acquire the shares being registered for resale. Briefly alert potential investors to the potential adverse consequences of issuing material indebtedness with a conversion rate that fluctuates at a substantial percentage discount to fluctuating market prices. Also provide a cross reference to the page of the risk factors where the associated risks to investors of such an arrangement are discussed in appropriate detail.

Response:	The Company has revised the disclosure as requested. Please see page 4.

10.
The summary is subject to the plain English requirements of Rule 421(d) of Regulation C, which cautions against unnecessary repetitiveness. Your disclosure under the heading Our Company and the business information under the heading Principal Product and its Market should be revised to eliminate redundancy. Similarly, the information under the subheading About This Offering repeats much of the same information in narrative and tabular form.

Response:	The Company has revised the disclosure as requested. Please see pages 3-6.

11.
It also appears that the equity capital structure of the company should be described in concise terms in the summary. Specifically, the preferred stock ownership by controlling shareholders and the rights associated with the ownership of those securities should be summarized. Briefly discuss the potential interaction of the anti-dilution conversion adjustments to the preferred stock with the market-sensitive debentures held by the selling shareholder. Provide a cross-reference to the page of the risk factors where an appropriately captioned paragraph is added to alert shareholder of the risks. Also, include a cross-reference to the Description of Securities section. That portion of the body of the prospectus should provide a materially complete discussion of the Class A preferred stock. A materially complete discussion of the common stock being registered for resale will necessarily include a materially complete discussion of each class of securities with equivalent or preferred rights, relative to common holders.

Response:	The Company has revised the disclosure as requested. Please see page 4.

12.
In your discussion of distribution methods on page 4, you list the names of nine companies including Google and Yahoo. Please tell us the basis for naming these companies in the summary. What percentage of your business is generated from advertisements purchased by you from each of the entities you list, for example? Disclosure in other parts of the prospectus suggests that paid advertising is not a significant aspect of your business. To the extent your advertisements with these entities do not generate a significant portion of your revenues, the names of the individual advertisers do not appear to constitute key aspects of the offering and should not be included in the summary section.

Response:	The Company has deleted all discussion of Google and Yahoo in its summary section, as advertisements with these entities do not constitute a significant portion of its revenues. Please see page 5.

Risk Factors, page 7

13.
Please provide a separate risk factor discussing the auditors’ going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

Response:	The Company has revised the disclosure as requested. Please see page 8. With respect to such notation in the financial statements please see the response to comment #66.

14.
A number of your risk factors state as a generic consequence that the risk being highlighted “could harm our business,” “could adversely impact our financial position or operations,” or that “our business will suffer.” Please revise the disclosure to the extent possible to define with greater precision the specific consequences that are likely to result from the risks you cite.

Response:	The Company has revised the disclosure as requested. Please see pages 8-17.

The company continues to lose money and may not stay in operation, page 7

15.
Please revise the subheading to state the number of months your current cash resources will permit you to operate. In this regard, we note your statement that the company may deplete its net working capital reserves “during the third of fourth quarter of 2007.” Also state how much money the company will require to continue operations for the next 12 months. Consistent with the preceding comments, eliminate unnecessary detail, retaining the limited information that is needed to inform investors of circumstances or uncertainties that pose the risk you reference.

Response:	The Company has revised the disclosure as requested. Please see page 8.

Our operating results may fluctuate, page 7

16.
Reorganize this risk factor to provide specific quantitative and qualitative information that relates to your company. What about your company poses special risks of fluctuating results that is different from that risk which is generally applicable to any company in any industry? The bulk of the text is generic and could apply to virtually any company. Furthermore, many of the bullet-points highlight a circumstance or uncertainty that appears to present a distinct risk that would warrant a separately captioned risk factor. You should not bundle several risks under a single heading. If you believe that you potentially experience fluctuating results because of conditions that vary from those encountered by other businesses in general or in your industry, ensure that the caption briefly explains why and that the text more fully addresses this. As noted in a preceding comment, any subheading should also state the potential risk to the investor that arises from the fact that your operating results may fluctuate.

Response:	The Company has deleted this risk factor. Please see page 10.

We are, and may in the future be, subject to intellectual property rights claims ... page 10

17.
Please revise the risk factor so that it is tailored to the circumstances of your company. Concisely describe the intellectual property rights claims that have been brought against the company. To the extent they are claims brought in the ordinary course of business that you do not expect to have a material effect on the company, tell us the basis for identifying this risk factor as material to the company.

Response:
The Company has revised the risk factor to tailor it to the Company’s business. The Company has not been party to an intellectual property suit, however, the Company believes that the software industry is rife with intellectual property disputes, and in the event the Company is included in such a suit, it will be material to the Company, as the Company’s business depends entirely on its intellectual property. Please see page 10.

It has been and may continue to be expensive to obtain and maintain insurance… page 12

18.
You state that you may not be able to acquire any insurance for “certain types of business risks.” Please specify or provide examples of the types of business risks you believe may not be covered by insurance. If the risk that you encounter does not differ from that experienced by any company in any industry, why do you provide this paragraph?

Response:	The Company has deleted this risk factor. Please see page 14.

We occasionally become subject to commercial disputes ... page 13

19.
Please briefly describe your experiences with such disputes. For example, have commercial disputes had a material impact on your company in the past? If so, how has the company been impacted? It appears that the historical disputes you encountered have been resolved, and that there is no material uncertainty with respect to those disputes. Consistent with the preceding comments, if the risk you reference could apply to any company in any industry, eliminate the paragraph so that risk factors conforms with Rule 421(d).

Response:	The Company has deleted this risk factor. Please see page 14.

If our restructuring program is not successful, we may not achieve the operational ... page 14

20.
Please revise this paragraph to provide a concise overview of your restructuring program. The description should use concrete language and provide quantitative information that will provide context for investor understanding of the nature of the changes you have made or propose. Avoid uninformative, generic references such as “more sustainable business models,” “certain new products and systems” and “disappointing results.” Provide a cross reference to “Management’s Discussion and Analysis” and ensure that section of the filing describes the underlying business conditions, management’s strategy in formulating the restructuring, the status of the implementation of the restructuring plan and the results that have been obtained and are planned from the full implementation of this restructuring plan.

Response:	The Company has revised the disclosure as requested. Please see page 13.

We may not be able to access third-party technology, which we depend upon ... page 15

21.
You state that you are dependent on third-party technology and licenses; however, we note that you have not filed any of your licensing agreements as exhibits to the registration statement. Any agreements with third parties on which you are significantly dependent should be described in material terms in the business section and filed with the registration statement. Please advise.

Response:	The Company has purchased third party components in its software, however, they are typically small transactions that are not material to the Company.

We have and will continue to incur increased costs as a result of being a public company, page 16

22.	Revise the subheading to state the risk, from the point of view of investors, of becoming a public company.

Response:	The Company has deleted this risk factor. Please see page 17.

You may experience dilution as a result of the Dutchess financing transaction… page 17

23.
Revise this risk factor so that it alerts potential investors to the risks associated with the market price related conversion provisions of the debentures. The risk factor should highlight the fact that because of the fluctuating conversion, the number of shares issuable is unlimited. Include in this paragraph the following points:

•
the lower the average trading price of Enigma’s securities at the time of conversion, the greater the number of securities that can be issued, and the greater the risk of dilution caused by these securities;

•	the perceived risk of dilution may cause Enigma's shareholders to sell their shares, which would contribute to the downward movement in stock price of Enigma's common shares; and

•
the significant downward pressure on the trading price of Enigma’s common stock could encourage other Enigma shareholders to engage in short sales, which would further contribute to the spiraling stock price decline of Enigma’s common shares.

Response:	The Company has revised the disclosure as requested. Please see page 16.

24.
Please also provide a tabular sensitivity analysis in an appropriate location in the prospectus such as Description of Securities that shows the potential effect of stock price declines on the number of shares issuable under the convertible debentures. You should refer here to a page of the prospectus where you show how the number of shares issued to Dutchess is inversely related to changes in stock price levels, using stock price declines of 25%, 50% and 75% as benchmarks.

Response:	The Company has revised the disclosure as requested. Please see pages 44-45.

Other risks

25.
Are freeware products available that perform the functions of your principal product? Has your business of anti-spyware products been affected by the availability of such freeware products? Please consider whether a risk factor alerting investors to such a source of competition is advisable.

Response:
The Company discussed this point in its “Management’s Discussion and Analysis” section under the Business heading, and also discussed such point on page 13 under the risk factor subheading, There is significant competition in our market, which could make it difficult to attract customers, cause us to reduce prices and result in reduced gross margins or loss of market share. The Company has slightly revised this risk factor to specifically discuss whether or not the Company’s products have been affected by the availability of such products. Please see page 13.

26.
You have substantially fewer than 300 shareholders. Accordingly, it appears that management can elect to terminate the registration of its common stock under the Exchange Act at any time. Please discuss the potential risks of this condition to investors in the offering.

Response:	The Company has revised the disclosure as requested. Please see pages 16-17.

Use of Proceeds, page 19

27.
Please delete the tabular presentation. We will not object to a textual statement that you may receive a maximum dollar amount from warrant exercises, if you accompany it with a clear statement that because there is no assurance any warrants will be exercised, you may not receive anything. Since you will not receive any proceeds from the offering that is being registered, eliminate the references to vague plans for the application of amounts that may never be received.

Response:	The Company has revised the disclosure as requested. Please see page 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

28.
Please revise the disclosure in this section to eliminate redundancy. The separate introductions to the three-month and year-to-year comparisons of results of operations are duplicative in large part and should be consolidated to provide a single, complete introduction.

Response:	The Company has revised the disclosure as requested. Please see pages 19-26.

Critical Accounting Policies and the Use of Estimates

Revenue Recognition. page 21

29.
We note your disclosure indicating that, for arrangements that include SpyHunter 2.0 and 2.7 software, VSOE exists for the allocation of revenue, as you consider the revenue from such sales to be attributable to the service element. Please explain to us, in reasonable detail, how you have determined VSOE. Also, explain why you believe your method represents VSOE of fair value as defined by paragraph 10 of SOP 97-2. As part of your response indicate whether you have renewal rates for PCS in these arrangements.

Response:
VSOE did not exist for the allocation of revenue to the various elements of the SpyHunter 1 arrangement; therefore the Company had deferred all revenue from such arrangements during the calendar years 2003 and 2004. However, with the discontinuance of the SpyHunter 1 series, and the introduction of SpyHunter 2.0, the Company began to recognize its deferred revenue related to the SpyHunter 1 series, beginning March 11, 2005, ratably over a period of 90 days. Accordingly, the Company recognized as revenue during the first two quarters of 2005, all sales from its SpyHunter series 1 software. Thereafter, the Company recognized revenue over the period of PCS, as we believe that all of the value is attributable to PCS and hence the revenue from sales is attributable entirely to PCS and is deferred and recognized over 12 months in the case of the SpyHunter 2.0 product and 6 months in the case of the SpyHunter 2.7 product, the respective periods of PCS in each case. The Company has revised the disclosure as requested. Please see pages 20-21.

Results of Operations

30.
Please clarify the nature of changes in pricing of products and when price changes were implemented. Explain the competitive or other circumstances that motivated your changes in the terms of your licenses from one period to the next.

Response:	The Company has revised the disclosure as requested. Please see page 24.

31.
In several instances you state that marketing and selling expenses related directly to the level of sales activity as opposed to levels of revenue. Please expand to describe how your sales activities varied from one reported period to the next and explain how the varying activities affected the changes in the reported marketing and sales expenses.

Response:	The Company has revised the disclosure as requested. Please see pages 24-25.

32.
Regarding your statement that the drop in marketing and selling expense is due, in part, to SpyHunter reaching maturity in its product life-cycle, please discuss the extent to which management believes that the future of enhanced versions of SpyHunter is limited and the extent to which management’s business strategy depends on developing new product lines. We note your discussion in liquidity and capital resources that the decline in sales reflects a strategic shift to broaden your business by developing an Internet-based search network. Management's business strategy, particularly any shifts in strategy, should be reflected in materially complete discussion in the business section.

Response:
Management believes that future enhanced versions of SpyHunter, which will broaden the product from a Spyware Scanning and Removal product to a more complete security platform, should sustain operations and produce profits for the Company over the next five years. Please see page 25.

The Company included disclosure concerning its Internet-based search network in its Form 10-KSB for the year ended 2005, and the Company did not include such information in its Form 10-QSB for its 1st or 2nd quarter, due to the Company discontinuing its Internet Based Search Network in January of 2006.

33.
You disclose that general and administrative expenses declined due to a decrease in compensation and benefits resulting from terminations of 11 employees. Explain and quantify the impact that these lay-offs had on your revenue and expenses from 2005 to 2006, as well as the anticipated impact the changes will have on your cost structure in future periods. Explain how the reduction in force affected your capabilities and describe the business strategy you were pursuing. What conditions and objectives were significantly affected by the change in staffing? Discuss the type of personnel that were terminated (marketing, financial, development) and quantify both the costs associated with the force reductions and the decreases in future expenses attributable to these terminations.

Response:	The Company has revised the disclosure as requested. Please see page 23.

Expenses, page 23

34.
We note your reference here and on page 27 to “actual sales.” Please revise and tell us how you determine the amount of “actual sales” and explain how this compares to the amount of sales reported on your statement of operations. As part of your response, please explain why disclosure of “actual sales” is useful to the investor.

Response:
The Company has revised the disclosure as requested. The Company believes that the disclosure of actual sales is useful to investors so that investors are not misled into thinking that the cash associated with “Sales of software products,” as reported in the Statement of Operations, was received in the period for which reported. Please see pages 24-25.

Liquidity and Capital Resources, page 24

35.
Please disclose the minimum number of months your current cash resources will fund planned operations. Also, disclose the amount of additional resources needed to fund operations for the next 12 months from the date of your most recent filing. Provide risk factor disclosure regarding the severity of your liquidity position.

Response:	The Company has revised the disclosure as requested. Please see pages 8 and 26.

Business, page 29

36.
We note that you issued convertible debentures in June 2006. Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion feature associated with the convertible debentures is an embedded derivative that requires bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of ElTF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. In this regard, we note that there appears to be provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible.

For additional information, refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at httg://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response:
Initially, the Company had not fully considered the guidance in EITF 00-19 with respect to the convertible debentures. Upon further analysis, the Company has determined that the conversion feature associated with the convertible debentures is an embedded derivative as is the warrant feature, both of which require bifurcation from the debt host and should be accounted for at fair value in accordance with SFAS 133. The Company has further concluded that the host instrument does not meet the definition of “conventional convertible debt”, and therefore, is precluded from accounting for it as such. The Company has revised its financial statements as of June 30, 2006. Please see pages F-2-F-10.

37.
We note that you have entered into a Registration Rights agreement whereby you have agreed to register the shares issuable upon exercise of the warrants. To the extent that the registration rights agreement for the warrants provides for liquidated damages, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1.

Response:
Initially, the Company did not consider the guidance in EITF 05-04 with respect to the liquidated damages that are provided for in the Registration Rights Agreement. However, upon further analysis, the Company finds that it is in agreement with the FASB staff’s recommendation to the Task Force and has adopted their guidance on disclosure. Please see page F-6.

38.
Please clarify the status of the various versions of SpyHunter. You state on page 21 in Management’s Discussion and Analysis that sales of SpyHunter I commenced in June 2003 but that as of March 10, 2005 you ceased support of this version. You further indicate that sales of SpyHunter 2.0 are continuing. On page 23 you state that your aim is now to “establish recurring subscription revenues” and that during the second quarter of fiscal 2006, you introduced a new version of your product, SpyHunter 2.7. Yet your business section describes a single product, SpyHunter 2.7, and provides little information regarding how sales of this product are faring compared to sales in prior years and of prior versions. Please revise this section to provide a materially complete description of the products you are currently selling or developing and the services your currently provide.

Response:	The Company has revised the disclosure as requested. Please see pages 34-35.

39.	Please include in an appropriate location in the business section a statement as to the number of total employees and the number of full-time employees. See Item 101(b)(12) of Regulation S-B.

Response:	The Company has revised the disclosure as requested. Please see page 36.

40.
Also, you make reference to your reliance on independent contractors and outsourcing some of the functions formerly carried out by in house staff. Please provide a meaningful discussion concerning your outsourcing activities. For example, what are the costs associated with outsourcing research and development activities? To what degree are you dependent on independent contractors?

Response:	The Company has revised the disclosure as requested. Please see page 35.

41.
Although your risk factors cite to various existing U.S. and foreign government regulations and legislation, your discussion of government regulations in the business section does not address many of the issues raised. Consider expanding this section to provide a materially complete discussion of the effect of existing or probable governmental regulations on your business. See Item 101(b)(9) of Regulation S-B.

Response:	The Company has revised the disclosure as requested. Please see pages 31-32.

Competition, page 29

42.
You discuss principal competitive factors in your marketplace. Please provide your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. See Item 101(b)(4) of Regulation S-B.

Response:	The Company has revised the disclosure as requested. Please see page 30.

43.
You identify Microsoft, Symantec, Computer Associates and McAfee Security as competitors. Please discuss in greater detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, it would appear, far outpace your own. To the extent possible, please include a discussion of the companies with whom you consider yourself to be in direct competition.

Response:	The Company has revised the disclosure as requested. Please see page 30.

Industry Overview. Page 29

44.
Please provide us with complete copies of the reports you cite in the business section relating to industry data from the Business Communications Company report, the Gator Corporation, Symantec and the America Online and National Cyber Security survey. Identify the Symantec study. Further, it appears that the 2004 Symantec data does not support your discussion of “Spyware today” in an industry which you have described as a “new and rapidly evolving market.” Consider whether data relating to the “last six months of 2004” is relevant to your discussion of the impact of spyware today. The copies of the reports you provide in response to this comment should identify the pages that contain the information you extract and summarize in the prospectus.

Response:	The Company has removed the references to these reports. Please see pages 31 and 32.

45.
We note that the July 2005 report you cite from Business Communications Company, Inc. (BBC research) is not generally available to the public at a nominal or no fee but in fact costs over $4,000. Moreover, the website address you list in your document provides readers with only a small excerpt of the report. You should not refer readers to a report on a website that requires a paid subscription. Please revise to remove the reference to this website. Further to the extent you wish to retain the reference to the research firm, please file a consent from BBC as an exhibit to the registration statement. See Rule 436(a) of Regulation C. Alternatively, we will not object if you remove the reference to the report and revise the disclosure to express the statements as Enigma’s views, based on its market research and analysis.

Response:	The Company has removed the reference to this report and has revised the disclosure to express the statements as the Company’s views, based on its market research and analysis. Please see page 31.

46.
Please provide support for your statements that a “few simple changes” will make the company’s SpyHunter product competitive with other brands and the development of new features “should make SpyHunter one of the most effective solutions available.” In expanding your disclosure, you should specifically address why the product is currently assessed as inferior, what changes management believes are required, and a timeline for implementing the anticipated changes.

Response:	The Company has revised the disclosure as requested. Please see pages 32-33.

47.	Regarding the company’s business strategy, please clarify whether the company has any current plans, proposals or arrangements to acquire other businesses or to dispose of technologies or products.

Response:	The Company has no current plans, proposals or arrangements to acquire other business or to dispose of technologies or products.

Critical Accounting Policies - Revenue Recognition, page 31

48.
You disclose that revenues from consulting and website subscription are recognized when the service is received by the customer. Please tell us more about these services. In this regard, we note that you do not appear to have discussed these services elsewhere in your filing.

Response:	The Company has deleted this disclosure from the Registration Statement due to the fact that these sources of revenue were not and are not material to the Company’s operations. Please see page 34.

Research and Development. page 32

49.
Please disclose the estimated amount spent during each of the last two fiscal years on research and development activities. See Item 101 of Regulation S-B. To the extent there have been material changes in expenditures, the reasons for the changes should be discussed.

Response:	The Company has revised the disclosure as requested. Please see pages 35.

Property, page 33

50.
Please explain what you mean by an “office service agreement.” Given your disclosure that you currently have seven employees, please clarify whether you have dedicated office space for your employees and, if so, how much. If all of the space is shared with other persons, please explain the limitations of property ownership under this arrangement and the condition of the property.

Response:	The Company has revised the disclosure as requested. Please see page 36.

51.	Further, we note your disclosure that the initial term of six months will end August 2006. Please discuss your plans going forward once the initial term expires.

Response:	The Company has revised the disclosure as requested. Please see page 36.

Management. page 34

52.
Please expand the biographical information of Mr. Stark to identify specifically the “successful, high growth enterprises,” which he was previously “building.” When did these activities occur in each instance, and what were Mr. Stark’s roles in these business development activities?

Response:	The Company has deleted the cited reference. Please see page 37.

53.	For each of the amounts presented under “Other Annual Compensation,” please tell us to which of the five categories identified in Item 402(b)(2)(iii)(C) each amount relates.

Response:	The Company has revised the disclosure as requested. Please see pages 39-40.

54.
We are unable to locate the “option exercises and fiscal year end value” table specified in Item 402(d) of Regulation S-B. We note that you have included a caption with a heading titled Stock Options Exercised, however, you have included only textual disclosure with no dollar amount stated as to year end value. Note that the table is required even where no options were exercised in the last year and the options were out of the money. See interpretation J.20 of the Corporation Finance telephone interpretation manual (July 1997) publicly available on our website. Please advise.

Response:	The Company has revised the disclosure as requested. Please see page 41.

55.	Please discuss any standard arrangements you have regarding compensation of directors , including any amounts payable for committee participation. See Item 402(f) of Regulation S-B.

Response:	The Company has revised the disclosure as requested. Please see page 39.

Employment Agreements, page 36

56.
Please include here a materially complete description of the terms and conditions of each of the employment contracts between you and the named executive officers. We note that you have filed some executive employment agreements with a Form 8-K.

Response:	The Company has revised the disclosure as requested. Please see page 40.

Principal Stockholders, page 37

57.
Please revise the table to present beneficial ownership information with respect to the class of preferred stock held by the persons whose stock ownership must be presented in this table. Please refer to paragraph (a) of Item 403 of Regulation S-B. We note that the preferred stock is a “class of voting securities” within the meaning of this paragraph. Additionally, Section 3.1(a) of the Series A convertible preferred stock provides that the preferred shares are convertible at the option of a holder of the preferred stock, at any time. As such, the shares of common stock underlying the preferred stock are “beneficially owned” by the owners of preferred stock, within the meaning of Rule 13d-3. Revise the beneficial ownership table to present the share ownership and percentage amounts, based on the shares of common stock each holder or group may acquire upon conversion of preferred stock, exercise of options or otherwise, to the extent those shares may be acquired within 60 days of your amended filing.

Response:	The Company has revised the disclosure as requested. Please see pages 41-42.

Certain Relationships and Related Transactions. page 37

58.
Please expand this section to describe the exchange of common stock by Messrs. Stark and Estevez, wherein they obtained preferred shares in exchange for their common stock. Clarify the percentage ownership of the company’s common stock that each of them held before the preferred-for-common recapitalization. Also discuss the potential effect of changes in the conversion rate of the preferred stock held by these affiliates that may result from future issuances to Dutchess at discounts to market price at the time it converts its debentures. Discuss the factors that were considered when anti-dilution provisions were included in securities held by investors who do not appear to have made cash investments.

Response:	The Company has revised the disclosure as requested. Please see pages 42-43.

59.	Please identify the entity with whom the company entered into a financial advisory agreement in November 2004 and its chairman, and file the financial agreement.

Response:
The Company has revised the disclosure as requested. Please see page 43. The Company has also filed the financial agreement as Exhibit 10.15 to the amended Registration Statement. Please see the Exhibit Indices.

60.
To the extent any persons within the categories listed in subparagraphs (a)(1)-(4) of Item 404 of Regulation S-B acquired Enigma securities in the reverse merger transaction with Maxi, please expand to discuss the share issuances on an individualized basis. In addition, please file the agreement with Mathew Evans regarding the return and cancellation of 750,000 shares of Maxi’s common stock.

Response:	The Company has revised the disclosure as requested. Please see page 43.

61.	Consistent with a preceding comment, this section should be expanded to provide a materially complete description of the Series A convertible preferred stock.

Response:	The Company has revised the disclosure as requested. Please see pages 42-43.

Plan of Distribution, page 40

62.
You state in the Plan of Distribution on page 40 that the shares are “owned by” Dutchess. Since the shares do not appear to be outstanding, state this and go on to state that the underlying shares are beneficially owned because the debentures can be converted at the holders’ election. Please clarify your disclosure.

Response:	The Company has revised the disclosure as requested. Please see page 47.

Exhibits

63.
To the extent that you have license agreements and/or material agreements with third-party suppliers upon which you are substantially dependent, including independent contractors, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response:	The Company has a license agreement with Reg. Net., which it has filed as an exhibit to the amended Registration Statement as Exhibit 10.14. Please see the Exhibit Indices.

Financial Statements - March 31, 2006

Note D - Selected Significant Accounting, Policies

[3] Stock based compensation expense, page F-8

64.
Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Response:
The Company had not fully considered the interpretive response to Question 1 in Section H of SAB 107, but having now done so, the Company has provided the disclosures required by paragraphs 64, 65, 84, and A 240 through A 242 in the interim period in which SFAS 123R was first adopted. Please see page F-9.

Financial Statements - December 31, 2005

Condensed Statement of Operations, page F-3

65.	Revise the line item “Sales of Software Product” to clarify that the reported amounts include amounts attributable to PCS.

Response:
The Company has considered this comment and upon reflection has determined that the Company simply sells software which it maintains through PCS for a period of 12 months, in the case of SpyHunter Series 1 and SpyHunter 2.0, and 6 months in the case of SpyHunter 2.7 and accordingly does not have multiple deliverables. Because of the PCS, the Company properly defers the revenue from the sales and recognizes it on a pro-rata basis over the period of PCS. Accordingly, on a prospective basis, Enigma will delete the reference to multiple deliverables in future filings and simply report that revenue is recognized over the period of PCS for its sales of software.

Note B - Going Concern, page F-6

66.	Revise the disclosure under this section to clarify that the most recent report of your auditors expressed substantial doubt as to your ability to continue as a going concern.

Response:	The Company revised the disclosure as requested. Please see page F-7.

Note K - Stock Option Plan, page F-26

67.	We note that you adopted the 2005 Stock Option plan. Please explain to us how you considered the disclosures required by paragraphs 45 to 48 of SFAS 123.

Response:	The Company had not initially considered the disclosures required by paragraphs 45 to 48 of SFAS 123R but having now done so, the Company has provided the disclosures required. Please see page F-11.

Note M - Subsequent Event. page F-26

68.
Disclosure under this note suggests that the matter related to your leased space on State Street is still pending and may result in additional loss to you. However, disclosure elsewhere in your SB-2 indicates that you have negotiated a settlement with the landlord and that the matter is now settled. Revise your document throughout to include a clear, concise, consistent and current description of this matter. In the event that it is reasonably possible that you will incur an additional loss, revise to indicate that and to disclose that amount of loss, or range of loss, that is reasonably possible. If an estimate cannot be made, indicate this.

Response:
The Company has revised the disclosure as requested. The matter related to the leased space on State Street has been settled, and such disclosure is consistent throughout the amended Registration Statement. Please see pages 22, 36 and F-13.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 8A Controls and Procedures

69.
Your conclusion that your disclosure controls and procedures are effective in ensuring that “material information relating to the Company are made known by others within the Company to our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and others in the Company involved in the preparation of our annual report and our quarterly reports” is significantly more limited than what is called for under Rule l5d-l5(e) of the Exchange Act. Similarly narrow language is included in the above-cited Forms 10-QSB. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act... is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer ... is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant-periods met all of the requirements of this section and that you will conform your disclosure in future filings. Note that where you elect to recite the definition of disclosure controls and procedures, you should include the entire definition.

Response:	The Company hereby confirms that its disclosure controls and procedures met all the requirements of Rule 15(d)-15(e) of the Exchange Act, and the Company will conform its disclosure in future filings.

70.
We note your disclosure that the company implemented procedures “in the year ended December 31, 2005” to limit access to bank accounts in connection with the reduction in staff size. Please note that Item 308(c) of Regulation S-B requires disclosure of any change in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Please clarify whether the changes were implemented during the last fiscal quarter.

Response:
There was no change in the Company's internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

71.
Given your statement that “total segregation of duties is not practicable” given the current number of employees, please tell us what consideration you gave as to the impact of the limited segregation of duties on your effectiveness conclusion regarding the company’s disclosure controls and procedures.

Response:
Despite the decrease in employees and limited segregation of duties, management concluded and still believes, based on the competence of our employees and the allocation of responsibilities amongst our employees, that the Company’s current employees are capable of following our disclosure controls and procedures effectively.

Form 10-QSB for the period ended March 31, 2006

Controls and Procedures

72.
You state that management evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures “as of December 31, 2005.” Please amend the filing to clarify that the evaluation relates to the period covered by the quarterly report, or March 31, 2006.

Response:	The Company has amended the 10-QSB filing to clarify that the evaluation relates to the March 31, 2006 period. Please see page 1 of the Form 10-QSB/A.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Very truly yours,

/s/ Uche D. Ndumele
Uche D. Ndumele
cc:	Via Facsimile Alvin Estevez Enigma Software Group, Inc. Facsimile: (203) 921-0349